

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2018

Michael DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, New Jersey 07719

> **Re: BIO-key International, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2018**
> **File No. 333-225934**

Dear Mr. DePasquale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Division of Corporation Finance
Office of Information Technologies
and Services

cc:     Vincent A. Vietti